January 9, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549-0404

Attention: Tia L. Jenkins

Re.: The Wet Seal, Inc.

Form 10-K for Fiscal Year Ended

January 28, 2012

Filed March 26, 2012

File No. 000-18632

Ladies and Gentlemen:

This is in response to your correspondence dated December 17, 2012. For your convenience we have repeated the question numbers and your questions before providing our response.

Form 10-Q for Quarterly Period Ended October 27, 2012

Financial Statements

Note 1 – Significant Accounting Polices

Long-lived Assets, page 8

1. We note you recognized impairment charges related to store assets during each quarter in the current fiscal year. Please provide us with, and confirm in future filings you will include, the following information on how you tested the long-lived assets for recoverability:

•	Clarify what you consider an asset group (e.g. individual store)

•	Clarify how many asset groups were tested for impairment during the current quarter

•	Clarify how many asset groups were considered at risk of impairment (i.e. the asset group has a fair value that is not substantially in excess of its carrying value)

For any at-risk asset group, provide us with (i) the percentage by which fair value exceeded carrying value as of the date of the most recent test, (ii) a description of the methods and key assumptions used and how the key assumptions were determined, (iii) a discussion of the degree of uncertainty associated with the key assumptions (e.g., the valuation model assumes recovery from a business downturn within a defined period of time), and (iv) a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Company Response:

For the fiscal 2012 third quarter ended October 27, 2012 (“Third Quarter”), the Company followed the guidance under ASC 360-10-35 when conducting its impairment analysis of store assets. In conducting the quarterly impairment analysis, management considers each individual store to be an asset group. The asset group includes store leasehold improvements, fixtures, and computer hardware and software. The Third Quarter impairment analysis consisted of 56 stores that were tested, out of a total of 553 stores, of which 29 stores were ultimately determined to be impaired. Of the 27 stores that were tested but not deemed to be impaired in the Third Quarter, 13 stores could be deemed at risk of future impairment. When making this determination, we considered the potential impact that reasonably possible changes to sales and gross margin performance versus our current projections for these stores could have on their estimated future cash flows. In determining the reasonably possible degree of performance change, we also considered the historically high volatility of our sales and gross margin rate performance, as well as the long lease terms that remain on many stores. As of October 27, 2012, these 13 stores had a combined net book value of $3.0 million.

As of October 27, 2012, the 13 at-risk stores noted above had future expected undiscounted cash flows that exceeded their net book value (“NBV”) as follows: seven stores had cash flows in excess of NBV by 20% or less, four stores had cash flows in excess of NBV by 21% to 40%, and two stores had cash flows in excess of NBV by greater than 40%. To determine the recoverability of each of the 13 stores’ assets, management followed the guidance under ASC 360-10-35. The Company’s analysis included estimates of future cash flows using only the cash inflows and outflows that are directly related to each store over the remaining lease term. Key assumptions included within the cash flow estimates are future sales and gross margin projections. The sales and gross margin projections for the remainder of fiscal 2012 were determined by considering each store’s actual fiscal 2012 year-to-date sales and gross margin, including actual store performance subsequent to the Third Quarter and up to the conclusion of the analysis, in relation to the overall Wet Seal or Arden B chain performance, and applying this trend to the Company’s projections for the fiscal 2012 fourth quarter. Sales and gross margin projections for fiscal 2013 and thereafter were determined by considering each store’s historical performance and most recent trends, the Company’s overall performance trends and projections and the potential impact of management’s strategic initiatives on future performance. As a result of such considerations, the Company utilized a sales growth factor of 3% for years after fiscal 2013 consistent with the increases applied to future operating costs (cash outflows) within the analyses, aside for leasing costs that reflect the actual cash cost increases reflected in the lease agreements. The sales growth factors used in the cash flow estimates for each of the 13 stores results in two stores’ future sales growing at a rate less than their actual recent sales growth rates, two stores not returning to their fiscal 2011 sales totals for three to four years, three stores not returning to their fiscal 2011 sales totals for five to six years and six stores never returning to their fiscal 2011 sales totals. Fiscal 2011 is used as a comparison as it reflects three quarters of sales prior to the shift in the Company’s strategy to reposition the Wet Seal brand with a slightly older customer and with a more narrowly edited merchandise assortment that was not successful, and resulted in the loss of sales from both our younger teen and older customers. The Company adjusted its strategy to return to its core expertise of providing on-trend fashion to girls and women from their young teens to early twenties, often referred to as “fast fashion”, at the end of the second quarter of fiscal 2012. For all 13 stores, the future gross margin projections reflect the return to either fiscal 2010 or fiscal 2011 gross margin rates in three years, aside for one store that has a lease expiring in fiscal 2013.

The Company considers sales growth and gross margin rates to have the most uncertainty associated with the assumptions. As disclosed in our Third Quarter Form 10-Q filing, the Company recently experienced significant changes to its leadership and board of directors. As a result, there are strategic initiatives underway to improve the Company’s sales and gross margin performance and to return it to its core expertise of fast fashion, as noted above. Management considers the positive impact expected from the Company’s strategic initiatives when determining the key assumptions to use within the projected cash flows for each store. If these strategic initiatives are not successful and the Company is not able to turnaround the recent negative comparable store sales trends, the key assumptions included in projected cash flows for each of the 13 stores would be impacted and may result in future impairment of those stores’ assets, as well as the need to test and potentially impair additional stores. To demonstrate the sensitivity of the assumptions used, a 25% reduction in the projected sales growth and gross margin rate improvements, for years after fiscal 2013, for the 13 stores would result in additional impairment of $1.5 million, and a 50% reduction in the growth rates would result in additional impairment of $2.1 million.

We will revise our disclosure in future filings, beginning with our fiscal 2012 Form 10-K, to include additional disclosure, including that we consider an individual store to be an asset group, the number of stores tested for impairment during the period being reported, and, of the stores that were tested but not deemed to be impaired, how many are considered to be at risk of future impairment.

The draft language that will be included in future filings is attached as Annex A, which draft is also marked to show changes from the Company’s most recent disclosure.

Income Taxes, page 9

2. We note you have presented approximately $62 million in deferred tax assets at October 27, 2012. It also appears to us that you have not recorded a valuation allowance for such assets. Considering you have experienced losses for each quarter this fiscal year, please provide us with a detailed analysis of FASB ASC 740-10-30, including all the evidence you considered in determining that it was more likely than not you would be able to realize the benefits of substantially all of your deferred tax assets. In your response, please clarify for us how the forecasts used in your analysis at January 28, 2012 compared to your actual results for the year to date.

Company Response:

The Company followed the guidance under ASC 740-10-30-23 when performing the analysis of the realizability of its deferred tax assets as of October 27, 2012 and when preparing for the issuance of its Form 10-Q filing for the third quarter of fiscal 2012. Management assessed the impact of both positive and negative evidence, giving weight to each based upon the extent to which it can be objectively verified.

As of January 28, 2012, the Company had generated pre-tax book income, adjusted for permanent differences (“Pre-tax book income”), for six consecutive fiscal years, including fiscal 2011, and was projecting pre-tax book income for fiscal 2012. Specifically, the Company’s Pre-tax book income was $13.0 million in fiscal 2006, $26.2 million in fiscal 2007, $34.8 million in fiscal 2008, $22.9 million in fiscal 2009, $25.2 million in fiscal 2010 and $24.3 million in fiscal 2011. ASC740-10-30-22 notes that the existence of at least a three-year track record of taxable earnings is used as an example within the standard as objectively verifiable positive evidence that could support a conclusion that net deferred tax assets may more likely than not be realizable.

The Company has incurred losses for each of the first, second and third fiscal quarters of 2012 that do not reflect the income projections expected at the time of its January 28, 2012 deferred tax asset assessment. The Company acknowledges that this represents negative evidence. However, based on a rolling 12 quarter analysis (which the Company believes is a more generally accepted length of time to consider when determining cumulative income or cumulative loss and captures the seasonality of its business); the Company remained in a cumulative income position as of October 27, 2012. The cumulative income position over a rolling 12 quarter period is strong, objectively verifiable positive evidence that management considered in making its determination that a valuation allowance was not required as of October 27, 2012.

Management believes the current year sales declines and corresponding losses were a result of the Company’s attempt to reposition the Wet Seal brand with a slightly older customer and with a more narrowly edited merchandise assortment that was not successful, and resulted in the loss of sales from both our younger teen and older customers. At the end of the second quarter of fiscal 2012, the Company’s Chief Executive Officer’s employment was terminated and the Company immediately adjusted its strategy to return to its core expertise of providing on-trend fashion to girls and women from their young teens to early twenties, or fast fashion. In August 2012, the Company publicly announced this shift in strategy and the expected timeline to remerchandise the stores and to begin seeing improvement in the business. In its August 2012 press release, the Company projected comparable store sales and gross margin for the Third Quarter of fiscal 2012 would be between -14% and -18% and 15.3% and 17.6%, respectively. At the end of the Third Quarter of fiscal 2012, the Company’s turnaround had progressed at or better than the levels expected, with -13.5% comparable store sales and a 19.2% gross margin. This progress was another positive factor that was considered when performing the analysis of the realizability of the Company’s deferred tax assets as of October 27, 2012, along with other initiatives underway to identify and implement company-wide operating and cost efficiencies in the business to support its projections for the remainder of fiscal 2012 and fiscal 2013. The projections used in the Company’s analysis of the realizability of its deferred tax assets are consistent with those used in its impairment analysis noted above.

In addition to the above, management noted in its October 27, 2012 analysis that, even with a projected loss for fiscal 2012, both the previous 12 quarters (Q4 fiscal 2009 through Q3 fiscal 2012) and the three year average for fiscal 2010 to fiscal 2012 represent cumulative Pre-tax book income. Moreover, based on a sensitivity analysis performed by the Company on different levels of taxable income and loss for future years, the Company’s net operating loss carryovers, which are subject to Section 382 limitation, will not be limited in tax years after 2012 and do not begin to expire until fiscal 2024. In addition, the company does not have a history of expiring tax losses. These factors were all considered as positive evidence in determining whether a valuation allowance was required as of October 27, 2012.

In conclusion, management considered both the positive and negative evidence in its analysis of the realizability of its net deferred tax assets as of October 27, 2012 and believes that the likelihood that it will utilize its net operating loss carryover, the largest component of the deferred tax assets, and other deferred tax assets in the future years, is “more likely than not.” Accordingly, a valuation allowance was not deemed necessary as of October 27, 2012.

The Company will continue to monitor all evidence and assess the realizability of its deferred tax assets going forward and, if facts or circumstances should change, it will take the appropriate actions, as outlined under the guidance of ASC 740-10-30.

Finally, we confirm that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any questions or need additional information.

Very truly yours,

/s/ Steven H. Benrubi

Steven H. Benrubi

Executive Vice President & Chief Financial Officer

cc: Deloitte & Touche LLP

ANNEX A

Long-Lived Assets

The Company evaluates the carrying value of long-lived assets for impairment quarterly or whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Factors that are considered important that could result in the necessity to perform an impairment review include a current-period operating or cash flow loss combined with a history of operating or cash flow losses and a projection or forecast that indicates continuing losses or insufficient income associated with the realization of a long-lived asset or asset group. Other factors include a significant change in the manner of the use of the asset or a significant negative industry or economic trend. This evaluation is performed based on estimated undiscounted future cash flows from operating activities compared with the carrying value of the related assets. If the estimated undiscounted future cash flows are less than the carrying value, an impairment loss will be recognized, measured as the difference between the carrying value and the estimated fair value of the assets, based on discounted estimated future cash flows using the Company’s weighted average cost of capital. With regard to store assets, which are comprised of leasehold improvements, fixtures and computer hardware and software, the Company considers the assets at each individual store to represent an asset group. In addition, the Company has considered the relevant valuation techniques that could be applied without undue cost and effort and has determined that the discounted estimated future cash flow approach continues to provide the most relevant and reliable means by which to determine fair value in this circumstance.

The Company conducts its quarterly impairment evaluation at the individual store level using the guidance under applicable accounting standards. The quarterly analysis includes the Company’s estimates of future cash flows using only the cash inflows and outflows that are directly related to each store over the remaining lease term. Key assumptions made by the Company and included within the cash flow estimates are future sales and gross margin projections. The Company determines the future sales and gross margin projections by considering each store’s recent and historical performance, the Company’s overall performance trends and projections and the potential impact of strategic initiatives on future performance.

~~The Company’s quarterly evaluation of store assets includes consideration of current and historical performance and projections of future profitability. The profitability projections rely upon estimates made by the Company’s management, including store-level sales, gross margins, and direct expenses, and, by their nature, include judgments about how current strategic initiatives will impact future performance.~~

The Company’s evaluations during fiscal 2012, 2011, and 2010, ~~indicated that operating losses or insufficient operating income existed at certain retail stores, with a projection that the operating losses or insufficient operating income for those locations would continue.~~ included impairment testing of XX, XX and XX stores and resulted in XX, XX and XX stores being impaired, respectively, as their projected future cash flows were not sufficient to cover the net carrying value of their assets. As such, the Company recorded the following non-cash charges related to its retail stores within asset impairment in the consolidated statements of operations, to write down the carrying values of these stores’ long-lived assets to their estimated fair values.

	February 2, 2013			January 28, 2012			January 29, 2011

Aggregate carrying value of all long-lived assets impaired	$	XXX		$	XXX		$	XXX
Less: Impairment charges		(XXX	)		(XXX	)		(XXX	)

Aggregate fair value of all long-lived assets impaired	$	XXX		$	XXX		$	XXX

Number of stores with asset impairment		XX			XX			XX

Of the XX remaining stores that were tested and not impaired, as of February 2, 2013, [XX or none] could be deemed to be at risk of future impairment. When making this determination, the Company considered the potential impact that reasonably possible changes to sales and gross margin performance versus the Company’s current projections for these stores could have on their current estimated cash flows.

~~The Company’s financial performance in the first three quarters of fiscal 2012 declined more than was projected by the Company’s management in past impairment analyses, which resulted in asset impairment charges each quarter since the beginning of fiscal 2012.~~ As noted above, the Company considers the positive impact expected from its strategic initiatives when determining the key assumptions to use within the projected cash flows for each store during its quarterly analysis. ~~Each period reflected the Company’s best estimate at the time.~~ If the Company is not able to achieve its projected key financial metrics, and strategic initiatives being implemented do not result in significant improvements in the Company’s current financial performance trend, the Company ~~would~~ may incur additional impairment ~~of assets~~ in the future for those stores tested and not deemed to be impaired in its most recent quarterly analysis, as well as for additional stores not tested in its most recent quarterly analysis.

~~The long-lived assets disclosed above that were written down to their respective fair values consisted of leasehold improvements, furniture, fixtures and equipment. Based on historical operating performance and the projected outlook for these stores, the Company believes that the remaining asset values of approximately $0.X million for the 53 weeks ended February 2, 2013, are recoverable.~~